Exhibit (a)(8)

KLA Tencor

Accelerating Yield

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Agreement to Terms of Election

1. As soon as practicable after the Amendment Date, KLA-Tencor shall return to me a final and completed Stock Option Amendment and Special Bonus Agreement in which there is indicated the Adjusted Exercise Price for each Amended Option and the dollar amount of the Cash Bonus to which I will be entitled with respect to that option. Should an Eligible Option I tender for amendment have an exercise price per share at or above the closing selling price per share of KLA-Tencor common stock on the Amendment Date, that option will be canceled on that date and immediately replaced with a New Option that is exactly the same as the canceled option, including the same exercise price per share and no loss of vesting or change to the expiration date, but with a new grant date. A stock option agreement for the New Option will be delivered to me as soon as administratively practicable following the Amendment Date.

2. If I cease to remain employed by KLA-Tencor or any affiliated entity after I tender my Eligible Options but before KLA-Tencor accepts those options for amendment, my Eligible Options will not be amended or replaced, and I will not become entitled to any Cash Bonus.

3. Until the Expiration Date, I will have the right to change my election with respect to my Eligible Options. However, after that date I will have no further right to change my election with respect to my Eligible Options, unless KLA-Tencor does not accept my tendered Eligible Options before April 24, 2007, the 40th business day after commencement of the Offer. I may then revoke my elections with respect to my tendered Eligible Options at any time prior to KLA-Tencor’s acceptance of those options for amendment or replacement pursuant to the Offer.

4. The tender of my Eligible Options pursuant to the procedure described in Section 4 of the Offer and the instructions to this Election Form will constitute my acceptance of all of the terms and conditions of the Offer. KLA-Tencor’s acceptance of my tendered Eligible Options for amendment or replacement pursuant to the Offer will constitute a binding agreement between KLA-Tencor and me upon the terms and subject to the conditions of the Offer.

5. I am the registered holder of the Eligible Options tendered hereby, and my name, employee identification number and other information appearing on the cover page of this Election Form are true and correct.

6. I am not required to tender my Eligible Options pursuant to the Offer. However, if I do not tender such options or if those options are not otherwise amended or replaced pursuant to the Offer, then I must take other action on my own with respect to those options in order to bring those options into compliance with Section 409A of the Internal Revenue Code and thereby avoid adverse tax consequences.

7. KLA-Tencor cannot give me legal, tax or investment advice with respect to the Offer and has advised me to consult with my own legal, tax and investment advisor as to the consequences of participating or not participating in the Offer.

8. Under certain circumstances set forth in the Offer document, KLA-Tencor may terminate or amend the Offer and postpone its acceptance and amendment or replacement of the tendered Eligible Options. In the event the Eligible Options tendered herewith are not accepted for amendment or replacement, those options will be returned to me promptly following the expiration or termination of the Offer.

9. I understand that neither KLA-Tencor nor KLA-Tencor’s Board of Directors is making any recommendation as to whether I should tender or refrain from tendering my Eligible Options for amendment or replacement, and that I must make my own decision whether to tender my Eligible Options, taking into account my own personal circumstances and preferences. I understand that the Amended Options resulting from the amendment of my tendered Eligible Options may decline in value and may be “out of the money” when I decide to exercise those options. I further understand that past and current market prices of KLA-Tencor common stock may provide little or no basis for predicting what the market price of KLA-Tencor common stock will be when KLA-Tencor amends my tendered option or at any other time in the future.

10. I hereby acknowledge that I have read the documents related to the Offer listed below:

Offer To Amend or Replace

Instructions to this Election Form

Stock Option Amendment and Special Bonus Agreement

11. I hereby elect to participate in the Offer with respect to my Eligible Options as previously identified, and I hereby tender such Eligible Options for amendment or replacement in accordance with the Offer to Amend or Replace. I agree that the options identified are the Eligible Options I hold. I agree and understand that each of the Eligible Options which I have elected to amend or replace in the Offer will be amended or replaced by KLA-Tencor unless I submit a new, properly completed Election Form prior to the Expiration of the Offer.

12. I further understand that I will receive an Election Confirmation Statement via email at my KLA-Tencor email address listed below within one business day after the submission of my Election Form on the Offer website. If I have not received an Election Confirmation Statement in the timeframe prescribed, I agree that it is my responsibility to confirm that KLA-Tencor has received my complete submission by emailing a copy of the Confirmation Statement that I will have printed from this Offer website at the time I submit my Election Form online

13. I acknowledge that the Offer and the other documents and communications regarding the Offer are being delivered to me electronically. Such means of electronic delivery may include, but do not necessarily include, the delivery of a link to a KLA-Tencor intranet, the delivery of a document via email or such other means of delivery specified by KLA-Tencor. By executing this Election Form, I acknowledge that I have read this provision and consent to the electronic delivery of the documents. I acknowledge that I have read this provision and consent to the electronic delivery of the documents. I acknowledge that I may receive from KLA-Tencor a paper copy of any documents delivered electronically at no cost to me by contacting KLA-Tencor by telephone or in writing using the contact information on the Instructions to this Election Form. I further acknowledge that I will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, I understand that I must provide KLA-Tencor with a paper copy of any documents if my attempted delivery of such documents electronically fails.

14. My electronic signature is required in order to participate in this Offer. By clicking on the I AGREE Button below I am agreeing to the terms of the Election Form and to the use of an electronic signature which will make my election a binding agreement between KLA-Tencor and me upon the terms and conditions of the Offer.

Email Address

PBHARDWAJ@SOS-TEAM.COM

Employee ID

10010

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I Agree